SUSSEX BANCORP

100 Enterprise Dr.

Rockaway, New Jersey 07866

November 1, 2017

VIA EDGAR

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Era Anagnosti

Re:	Sussex Bancorp
Registration Statement on Form S-4 (File No. 333-219431)
Request for Acceleration of Effective Date

Dear Ms. Anagnosti:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sussex Bancorp (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-4 and declare the Registration Statement effective as of 2:00 p.m., Eastern time, on November 3, 2017, or as soon thereafter as possible. The Company also requests the Commission to confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Sussex Bancorp

/s/ Anthony Labozzetta
By:	Anthony Labozzetta
Title:	President and Chief Executive Officer